FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       For period ending February 06, 2006

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --






Issued - Monday 6 February 2006, London



Dr Tachi Yamada to Retire; Dr Moncef Slaoui Appointed Successor as
 Chairman of R&D



GlaxoSmithKline plc (GSK) announces that Dr. Tadataka (Tachi) Yamada, 60, Chairman, Research & Development and Executive Director, will retire on 1st June 2006 to take up the role of Executive Director, Global Health Program, for the Bill & Melinda Gates Foundation. From that date, Dr. Moncef Slaoui, 46, currently GSK's Senior Vice President, Worldwide Business Development and External Alliances in R&D, will become Chairman, Research & Development, reporting to Dr. Jean-Pierre Garnier, Chief Executive Officer. Dr. Slaoui will join GSK's Board of Directors on 17th May 2006 and be put forward for election as a Director at the company's AGM on that day.



Commenting on these changes, Dr. Garnier said: "Tachi has been a principal architect behind the transformation and dramatic improvement in GSK's R&D productivity, and he leaves GSK in a position of strength. We now have an impressive pipeline of innovative medicines that will benefit patients around the world and provide a strong platform for GSK's future prosperity.



With his enormous experience and empathy for patients, Tachi will bring inspirational leadership to the Gates Foundation in its global quest for better healthcare. The Gates Foundation is a pivotal partner with GSK, and we look forward to continuing a strong relationship with Tachi in his new role.



Moncef is a highly regarded scientist in industry and academia, and he has played a key role in the development of GSK's strong pipeline of vaccines and pharmaceutical medicines during his 17 years with the company. His expertise in new product development will enable him to lead GSK's R&D organisation into a new era, as it delivers its exciting new pipeline."



Dr. Yamada said: "I am proud to have been part of GSK, a business that makes a real difference to millions of patients all over the world. Our R&D organisation is in excellent shape and I am confident that under Moncef's leadership, GSK will continue to deliver many innovative medicines of significant value to patients."



S M Bicknell

Company Secretary



6 February 2006




Enquiries:

UK Media enquiries:                      Philip Thomson          (020) 8047 5502
                                         David Mawdsley          (020) 8047 5502
                                         Chris Hunter-Ward       (020) 8047 5502
                                         Alice Hunt              (020) 8047 5502

US Media enquiries:                      Nancy Pekarek           (215) 751 7709
                                         Mary Anne Rhyne         (919) 483 2839
                                         Patricia Seif           (215)  751 7709

European Analyst/Investor enquiries:     Duncan Learmouth        (020) 8047 5540
                                         Anita Kidgell           (020) 8047 5542
                                         Jen Hill                (020) 8047 5543

US Analyst/ Investor enquiries:          Frank Murdolo           (215) 751 7002
                                         Tom Curry               (215) 751 5419




SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: February 06, 2006                                   By: VICTORIA LLEWELLYN
                                                              ------------------
                                                              Victoria Llewellyn
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc